Prospectus Supplement Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181409

PROSPECTUS SUPPLEMENT NO. 3
DATED March 13, 2013
(To Prospectus Dated March 13, 2013)

This Prospectus Supplement No. 3, dated March 13, 2013 (“Supplement No. 3”), filed by Aeolus Pharmaceuticals, Inc. (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated March 13, 2013 (as amended and supplemented from time to time, the “Prospectus”).  This Supplement No. 3 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.  The Prospectus relates to the public sale, from time to time, of up to 88,714,577 shares of the Company’s common stock by the selling stockholders identified in the Prospectus.

The information attached to this Supplement No. 3 modifies and supersedes, in part, the information contained in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 3.

This Supplement No. 3 includes the attached Current Report on Form 8-K as filed by the Company with the Securities and Exchange Commission on March 5, 2013.

We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Supplement No. 3 is March 13, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 4, 2013

AEOLUS PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

0-50481	56-1953785
(Commission File Number)	(IRS Employer Identification No.)

26361 Crown Valley Parkway, Suite 150
Mission Viejo, California 92691
(Address of Principal Executive Offices, Including Zip Code)

949-481-9825
(Registrant’s Telephone Number, Including Area Code)

__________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐                   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On March 4, 2013, Aeolus Pharmaceuticals, Inc. (the “Company”) entered into an Amended and Restated Employment Agreement with John L. McManus, the Company’s President and Chief Executive Officer (the “Amended Employment Agreement”). The Amended Employment Agreement amends and restates the amended and restated employment agreement, dated July 30, 2010, by and between the Company and Mr. McManus.

Under the Amended Employment Agreement, Mr. McManus will continue to serve as President and Chief Executive Officer of the Company. Pursuant to the agreement, Mr. McManus’ initial base salary will be $35,363.33 per month. The Amended Employment Agreement provides that Mr. McManus will be employed by the Company for a period of one year, subject to automatic renewal for additional one-year periods unless terminated by either party upon written notice to the other at least 90 days prior to the subsequent one-year term (a “Non-Renewal Notice”).

Under the Amended Employment Agreement, commencing with the fiscal year ending September 30, 2014 and continuing each fiscal year thereafter, Mr. McManus will be entitled to receive an option to purchase at least 250,000 shares of the Company’s common stock with an exercise price equal to the closing price of the Company’s common stock on the date of grant. In addition, the Amended Employment Agreement provides that, on the date of the agreement, Mr. McManus shall be granted an option to purchase 2,000,000 shares of the Company’s common stock with an exercise price equal to the closing price of the Company’s common stock on the date of grant. In each case, the options shall vest at a monthly rate of 8.33% following the date of grant, subject to Mr. McManus remaining employed with the Company. The Amended Employment Agreement also provides that, upon a Change in Control of the Company (as defined in the Amended Employment Agreement), all of the stock options granted to Mr. McManus will fully vest and become immediately exercisable.

On March 4, 2013, in accordance with the terms of the Amended Employment Agreement, the Company issued to Mr. McManus an option to purchase 2,000,000 shares of the Company’s common stock with an exercise price of $0.40 per share, the closing price of the Company’s common stock on March 4, 2013, as reported by the OTC Bulletin Board.

The Amended Employment Agreement further provides that, upon the earliest to occur of a Corporate Partnership (as defined in the Amended Employment Agreement) and a Change in Control of the Company, Mr. McManus will be entitled to receive a bonus of at least $250,000.

Pursuant to the Amended Employment Agreement, if (A) the Company terminates Mr. McManus’ employment without “Cause” (as defined in the Amended Employment Agreement), and the Company has not provided Mr. McManus with a Non-Renewal Notice, or (B) Mr. McManus terminates his employment for “Good Reason” (as defined in the Amended Employment Agreement), in either case subject to Mr. McManus’ agreement to release any claims against the Company, Mr. McManus will be entitled to receive a cash severance, payable over12 months, equal to: (i) Mr. McManus’ effective base salary at the time of termination, plus (ii) the average of the annual bonus(es) paid to Mr. McManus, if any, during the two full years immediately preceding the year in which the termination occurs. If the Company provides Mr. McManus with a Non-Renewal Notice, other than as a result of Mr. McManus’ death, disability or termination for “Cause”, subject to Mr. McManus’ agreement to release any claims against the Company, Mr. McManus will be entitled to receive a cash severance equal to: (x) Mr. McManus’ effective base salary at the time of termination, plus (y) the average of the annual bonus(es) paid to Mr. McManus, if any, during the two full years immediately preceding the year in which the termination occurs, less (z) the salary payable to Mr. McManus under the Amended Employment Agreement for the remainder of his employment term, which amount will be payable in equal monthly installments following the end of the employment term until the one-year anniversary of the date of the Non-Renewal Notice.

The forgoing description of the material amendments contained in the Amended Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Amended Employment Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Number	Description

10.1+	Amended and Restated Employment Agreement dated March 4, 2013 between Aeolus Pharmaceuticals, Inc. and John L. McManus.
___________
+ A management contract or compensatory plan or arrangement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 5, 2013	AEOLUS PHARMACEUTICALS, INC.

/s/ Russell Skibsted
Russell Skibsted
Senior Vice President & Chief Financial Officer